EXHIBIT 12

BellSouth Corporation

Computation Of Earnings To Fixed Charges

(Dollars In Millions)

	For the Three Months Ended March 31,
	2005	2006
Earnings

Income from continuing operations before provision for income taxes, minority interest, discontinued operations, and cumulative effect of accounting change	$ 1,037	$ 1,161

Equity in (earnings) losses of unconsolidated affiliates	80	(139)

Portion of rental expense representative of interest factor	27	28

Distributed income of equity affiliates	—	—

Interest expense	291	279

Income, as adjusted	$ 1,435	$ 1,329

Fixed Charges

Interest expense	$ 291	$ 279

Interest capitalized	2	3

Portion of rental expense representative of interest factor	27	28

Fixed Charges	$ 320	$ 310

Ratio of Earnings to Fixed Charges	4.48	4.29